[DECHERT LLP LETTERHEAD]

December 21, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of one new portfolio of the Fund, Asian Equity Portfolio (the “Portfolio”), filed with the Commission on October 8, 2010.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 92 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 21, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolio invests.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolio” and “Additional Information about the Portfolio’s Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolio invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.          Please include the enhanced disclosure regarding director qualifications and past directorships pursuant to the Commission’s amendments to the proxy rules and Form N-1A.

Response 3.          The requested disclosure is located on page 46 of the Statement of Additional Information.

Comment 4.          Please supplementally confirm that the Fund has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate. Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 4.          We confirm that the Fund has considered and determined that the Portfolio’s use of derivatives and related disclosure is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 5.          Please consider adding risk disclosure regarding the impact of climate change, if applicable, as it pertains to the securities in which the Portfolio invests.

Response 5.          We respectfully acknowledge your comment; however, we believe that the current risk disclosure is adequate.

COMMENTS TO THE PROSPECTUS

Comment 6.          Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 6.          There is currently no provision for the recoupment or recapture of waived fees.

Comment 7.          In the section entitled “Portfolio Summary—Principal Investment Strategies,” the disclosure states the Portfolio invests in “… the Asia-Pacific region, excluding Japan.”  Please define what is meant by the “Asia-Pacific region.”

Response 7.          As disclosed in the Prospectus under the section entitled “Details of the Portfolio—Process,” the Fund currently intends to invest in “established markets of the Asia-Pacific region, such as China, Hong Kong, India, Indonesia, Korea, Malaysia, Philippines, Singapore, Taiwan, Thailand, Australia and New Zealand, but additional opportunities are also sought, whenever regulations permit, in any of the emerging markets in the Asia-Pacific region.”

Comment 8.          In the section of the Prospectus entitled “Portfolio Summary—Principal Investment Strategies,” the disclosure states that the Portfolio invests in equity securities of companies in the Asia-Pacific region, excluding Japan.  Please describe the types of equity securities in which the Portfolio may invest.

Response 8.          We respectfully acknowledge your comment; however, the disclosure in the section entitled “Additional Information about the Portfolio’s Investment Strategies and Risks” states that the equity securities in which the Portfolio may invest may include common stock, preferred stock, convertible securities, equity-linked securities, depositary receipts, rights and warrants.

Comment 9.          Disclosure in the third paragraph under the section of the Prospectus entitled “Details of the Portfolio—Process” discussed the Portfolio’s three prong test for determining when an issuer is deemed to be located in the Asia-Pacific region.  Please explain to the Staff how the first and third prongs of the test necessarily tie an issuer economically to the Asia-Pacific region.

Response 9.          In the release proposing Rule 35d-1, the Commission recognized that the three prongs set forth in the Portfolio’s “economically tied” test are valid for determining whether issuers are operating in a particular country.  See Investment Company Act Release No. 22530 (Feb. 27, 1997).  We concur with the Commission’s view on this point.  With respect to the first prong, we believe that trading on a stock exchange in a country exposes an issuer’s stock price to those economic factors that would ordinarily affect the financial markets of that country, such as economic growth, interest rates and rates of inflation.  With respect to the third prong, we believe that having a principal place of business or jurisdiction of organization in a particular country will ordinarily subject an issuer to laws and regulations of economic effect of that country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws that will impact the business operations of the issuer. Accordingly, we believe that satisfying either prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1.  We have added additional disclosure to clarify that an issuer could be deemed to be from more than one region under the current three prong test.

Comment 10.        The disclosure indicates that derivative instruments will be counted towards the Portfolio’s 80% policy of investing in equity securities of issuers located in the Asia-Pacific region to the extent that the derivatives in which the Portfolio invests have “economic characteristics” similar to the securities included within that policy.  Please explain what economic considerations are analyzed in making this determination.

Response 10.         We believe that derivatives can be used to gain exposure to one or more of the types of securities included in the Portfolio’s investment policy.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Portfolio would apply exposure from derivatives towards its 80% investment basket only if the exposure has economic characteristics similar to securities included within such policy.

Comment 11.        If the Portfolio has a principal strategy to invest in convertible securities rated below investment grade (i.e., “junk”), please disclose this in the “Principal Investment Strategies” section and include appropriate risk disclosure.

Response 11.         The Portfolio does not have a principal strategy to invest in convertible securities rated below investment grade.

Comment 12.        In the second full paragraph of the section entitled “Details of the Portfolio—Objective,” please confirm whether the notice to shareholders regarding a change in the Portfolio’s investment objective will be made in writing.

Response 12.         In the event there is a change to the Portfolio’s investment objective, the Portfolio will file a supplement, as may be required, providing written notice to shareholders of such change.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 13.        Please update the number of Portfolios in the first sentence of the first paragraph on the cover page of the Statement of Additional Information.

Response 13.         The disclosure has been revised accordingly.

Comment 14.        Please confirm whether the Portfolio may invest in credit default swaps and if so, please add appropriate risk disclosure to the section of the Statement of Additional Information entitled Investment Policies and Strategies—Derivatives—Swaps.

Response 14.         The Portfolio does not currently intend to invest in credit default swaps.

Comment 15.        The Statement of Additional Information contains disclosure on Combined Transactions.  If these types of transactions are principal investment strategies of the Portfolio, they should be disclosed in the Prospectus.

Response 15.         While the Portfolio is permitted to enter into combined transactions, doing so is not a “principal investment strategy” of the Portfolio as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the Statement of Additional Information only.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Joanne Antico of Morgan Stanley at (212) 296-6961 (tel) or (646) 225-5505 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss